Exhibit 99.1

BIGLARI HOLDINGS INC.
175 EAST HOUSTON STREET, SUITE 1300
SAN ANTONIO, TEXAS 78205
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

October 11, 2010

Board of Directors
Fremont Michigan InsuraCorp, Inc.
933 East Main Street
Fremont, Michigan 49412

Dear Board Members:

Biglari Holdings Inc., which currently owns 9.9% of the outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. (“Fremont”), has been interested in acquiring Fremont in a negotiated transaction. Now we are willing to acquire 100% of the issued and outstanding shares of common stock of Fremont that we do not already own, through an appropriate acquisition entity, by tender offer followed by a back-end merger, for a purchase price of $29 per share in cash.  This offer represents a 41% premium over the closing price of Fremont’s common stock of $20.50 on October 11, 2010.  We believe our proposal provides certainty and liquidity for the shareholders of Fremont, consequently representing the best means for them to realize full and fair value for their shares.

As you are aware, on December 21, 2009, we proposed to acquire 100% of the issued and outstanding shares of common stock of Fremont at a price of $24.50 per share, which represented an 11.3% premium over the then $22.01 closing price of Fremont’s common stock, for a combination of stock and cash. We also filed for regulatory approval with the Michigan Office of Financial and Insurance Regulation to acquire those shares of Fremont we did not already own. Rather than accept our invitation to meet with members of the Board to discuss our proposal, Fremont responded by (1) announcing a mere two days later, on December 23, 2009, that it had rejected our proposal and (2) reducing the share ownership threshold required to trigger its poison pill from 15% to 9.999%.

In addition, Fremont’s senior officers and directors became intimately involved in promoting and lobbying extensively for Michigan Public Act 61 Section 1311(2), which became effective on April 30, 2010. Section 1311(2) of the Act applies solely to a Michigan domestic property and casualty insurer that has 200 or fewer employees and derived 100% of its premiums from sales in Michigan. It requires the approval of 66.67% of all outstanding shares for any proposal to merge with or otherwise acquire control of the insurance company, or any proposal to elect two or more members to its board of directors for purposes of obtaining control of the insurance company, unless these proposals are supported by a majority of the insurance company’s board of directors. We believe this Act runs directly contrary to the spirit of the proxy access rules recently adopted by the U.S. Securities and Exchange Commission and limits the rights of shareholders, the true owners of Fremont.

Moreover, when Fremont’s Board refused to meet to consider a transaction as well as spent shareholder money to lobby the legislature to limit shareholder rights, we announced on April 30, 2010 that we would not vote for Fremont’s director nominees at its upcoming annual meeting. In addition, on May 18, 2010, we delivered to the Board a formal notice and demand, pursuant to the section of the Michigan Business Corporation Act governing derivative shareholder proceedings, demanding that it appoint an independent committee to investigate the diversion of Fremont’s resources and assets towards its lobbying efforts. Additionally, our formal notice calls for the investigation of the usage of Fremont employees to promote and lobby for legislation that restricts the voting and other rights of Fremont’s shareholders — actions that we believe violate the Board’s fiduciary duties.  Fremont has yet to announce the results of this investigation.

In the interest and benefit of all shareholders, this stalemate should end. Biglari Holdings has always been willing to meet with the Fremont Board to discuss a transaction.  It is incumbent on the Fremont Board, in the proper exercise of its fiduciary duties, to do the same now, and not reject this offer.

Biglari Holdings has available the financial resources to complete the proposed transaction, and, accordingly, the transaction would not be subject to any financing contingency.  As indicated above, the regulatory process to obtain approval for this transaction is well underway, and we believe that all required regulatory approvals for this transaction endorsed by Fremont’s Board of Directors can be obtained expeditiously once a definitive agreement has been reached. We believe, beyond a doubt, that the proposed transaction can be closed quickly and with certitude.

As stated in our December 21, 2009 letter, we want all members of the Fremont management team, other than the CEO, to remain in place, and are willing to discuss carefully and fully employment agreements with these individuals because they will play an integral role in the new ownership structure. We further anticipate that we would continue to run the business substantially in accordance with Fremont’s current business strategy. We would also maintain Fremont’s valuable employee and agent base, which we view as among its most prime assets.

We look forward to receiving your response to our proposal.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari